FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of July 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding resolutions passed at 2014 annual general meeting of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on June 26, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock company incorporated in the People's Republic of China)
(Stock Code: (902)

RESOLUTIONS PASSED AT
2014 ANNUAL GENERAL MEETING
CHANGE OF DIRECTORS
2014 FINAL DIVIDEND

This announcement sets out the resolutions passed at the AGM convened on 25 June 2015.

THE CONVENING OF AND ATTENDANCE AT THE AGM

Reference is made to the notice of meeting of 2014 annual general meeting (the “AGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 8 May 2015.

The AGM was held at 9:00 a.m. on 25 June 2015 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China (“PRC”). The convening of the Meeting was in compliance with the Company Law of the PRC and relevant provisions of the Articles of Association of the Company. The Meeting was convened by the board of directors of the Company. As entrusted by the board of directors of the Company, Mr. Guo Junming (Vice Chairman), presided over the Meeting as the chairman of the Meeting. Relevant members of the board of directors of the Company, Supervisors, Company Secretary and management of the Company attended the Meeting.

As at the record date (i.e. 4 June 2014), there were totally 14,420,383,440 shares of the Company entitled to attend the AGM to vote for or against the resolutions tabled thereat. A total of 64 shareholders and their proxies, representing 11,376,228,547 shares of the Company (representing 78.889917% of the total 14,420,383,440 shares having voting rights of the Company), attended the

AGM in person, the details of which are set out below:

Number of Shareholders and proxies who attended the AGM (person(s))		64
Of which:	A Shares	59
	H Shares	5
Total number of Shares carrying voting rights (share)		11,376,228,547
Of which:	A Shares	8,889,540,930
	H Shares	2,486,687,617
Percentage of the total number of Shares held by Shareholders and proxies who attended the AGM relative to the total number of Shares carrying voting rights of the Company (%)		78.889917%
Of which:	A Shares	61.645663%
	H Shares	17.244254%

According to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), no persons should abstain from voting on the resolutions tabled at the Meeting. The Company was not aware of any parties indicating their intention to vote only against the resolutions proposed at the Meeting. Save as disclosed above and so far as is known to the Company, none of our shareholders was entitled to attend and abstain from voting in favour of the resolutions at the Meeting as set out in Rule 13.40 of the Hong Kong Listing Rules.

Pursuant to the Hong Kong Listing Rules, the H Share Registrar of the Company (Hong KongRegistrars Limited) was appointed as the scrutineer at the Meeting for the purpose of vote-takings.

STATUS OF THE RESOLUTIONS

After reviewing the resolutions proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of poll to approve the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the working report from the Board of Directors of the Company for 2014

11,372,864,613 shares, representing approximately 99.992439% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 16,400 shares voted against.

2.	To consider and approve the working report from the Supervisory Committee of the Company for 2014

11,372,864,613 shares, representing approximately 99.992439% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 16,400 shares voted against.

3.	To consider and approve the audited financial statements of the Company for 2014

11,372,864,613 shares, representing approximately 99.992439% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 16,400 shares voted against.

4.	To consider and approve the profit distribution plan of the Company for 2014

11,375,366,413 shares, representing approximately 99.992422% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 18,600 shares voted against.

5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2015

11,011,615,078 shares, representing approximately 97.848983% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 239,705,029 shares voted against.

SPECIAL RESOLUTIONS

6.	To consider and approve the proposal regarding the issue of short-term debentures of the Company

11,310,558,556 shares, representing approximately 99.422744% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 64,826,457 shares voted against.

7.	To consider and approve the proposal regarding the issue of super short-term debentures

11,310,558,556 shares, representing approximately 99.422744% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 64,826,457 shares voted against.

8.	To consider and approve the proposal regarding the mandate to issue debt financing instruments (by way of non-public placement)

11,310,556,556 shares, representing approximately 99.422726% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 64,828,457 shares voted against.

9.	To consider and approve the proposal regarding the mandate to issue debt financing instruments in or outside the People’s Republic of China

11,310,558,556 shares, representing approximately 99.422744% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 64,826,457 shares voted against.

10.	To consider and approve the proposal regarding the granting of the general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares

9,948,859,595 shares, representing approximately 87.453057% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 1,426,525,418 shares voted against.

ORDINARY RESOLUTIONS

11.00	To consider and approve the proposal regarding the change in the Directors of the Company

11.01	To elect Mr. Zhu Yousheng as the non-executive Director of the Eighth Session of the Board of Directors of the Company

11,211,756,422 shares, representing approximately 98.911644% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 122,631,159 shares voted against.

11.02	To elect Mr. Geng Jianxin as the independent non-executive Director of the Eighth Session of the Board of Directors of the Company

11,239,855,687 shares, representing approximately 99.193742% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 90,513,526 shares voted against.

11.03	To elect Mr. Xia Qing as the independent non-executive Director of the Eighth Session of the Board of Directors of the Company

11,266,263,956 shares, representing approximately 99.422535% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 64,591,257 shares voted against.

SPECIAL RESOLUTION

12.	To consider and approve the proposal regarding the amendments to the articles of association of Huaneng Power International, Inc.

11,364,575,945 shares, representing approximately 99.897571% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 10,809,068 shares voted against.

CHANGE OF DIRECTORS

The board of directors (the “Board”) of the Company agrees that Mr. Zhu Yousheng shall act as a member of the Remuneration and Appraisal Committee, Mr. Geng Jianxin shall act the chairman of the Remuneration and Appraisal Committee, a member of each of the Audit Committee and the Nomination Committee and confirms that he will be the financial expert in the Audit Committee, and Mr. Xia Qing shall act as a member of each of the Strategy Committee, Audit Committee, Remuneration and Appraisal Committee. The positions mentioned above shall take effect on 25 June 2015.

The resignation of Mr. Xu Zujian, Mr. Qi Yudong and Ms. Zhang Lizi from the position of non- executive Director and independent non-executive Directors of the Eighth Session of the Board shall take effect on 25 June 2015. The Board of the Company is satisfied with the work by Mr. Xu Zujian, Mr. Qi Yudong and Ms. Zhang Lizi during their terms of tenure, and pays high regards to the contribution they made towards the development of the Company over the years. It expresses its sincere gratitude to them.

2014 FINAL DIVIDEND

Closure of Register of Members of H Shares

In order to determine the H Shareholders entitled to receive the final dividend for 2014 (“2014 Final Dividend”), the Company will suspend registration of transfer of H Shares from 5 July 2015 to 10 July 2015 (both days inclusive).

Non-registered holders of H Shares of the Company who have not had their transfer documents registered must deposit the transfer documents accompanied by relevant share certificate(s) to the Company’s H Share Registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 3 July 2015. The H Shareholders whose names are recorded in the register of members of the Company on 10 July 2015 are entitled to receive the 2014 Final Dividend.

Please refer to the announcement published by the Company on 18 June 2015 for further details regarding the taxation and other arrangement relating to the 2014 Final Dividend.

By Order of the Board
Huaneng Power International, Inc
Du Daming
Company Secretary

As at the date of this notice, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Zhang Shouwen
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Yue Heng
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Geng Jianxin
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
26 June 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     July 2, 2015